UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

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Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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ClearSign Combustion Corporation
(Name of Registrant as Specified in Its Charter)

Anthony DiGiandomenico
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED DECEMBER 6 , 2018

CLEARSIGN COMBUSTION CORPORATION

SOLICITATION STATEMENT TO REQUEST A SPECIAL MEETING OF SHAREHOLDERS BY ANTHONY DIGIANDOMENICO

IMPORTANT

ANTHONY DIGIANDOMENICO IS A CONCERNED SHAREHOLDER OF CLEARSIGN COMBUSTION CORPORATION (“CLEARSIGN” OR THE “COMPANY”).   MR DIGIANDOMENICO BELIEVES THAT THE SHAREHOLDERS OF CLEARSIGN DESERVE TO HAVE THE OPPORTUNITY TO REVALUATE THE COMPANY’S DIRECTORS PRIOR TO THE ANNUAL MEETING OF THE COMPANY IN 2019.  HE IS THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING OF THE COMPANY’S SHAREHOLDERS TO CONSIDER NEW DIRECTORS. HE IS CONCERNED THAT WITHOUT CHANGE, THE COMPANY WILL NOT PROGRESS ITS BUSINESS PLAN AND WILL LOSE COMMERCIAL OPPORTUNITIES.  HE BELIEVES A SPECIAL MEETING TO CONSIDER NEW DIRECTORS IS NECESSARY TO CHANGE THE MANAGEMENT BEFORE IT IS TOO LATE.

AT THIS TIME, MR. DIGIANDOMENICO IS ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL A SPECIAL MEETING OF SHAREHOLDERS.  AS DESCRIBED MORE FULLY BELOW, IN ORDER TO CALL A SPECIAL MEETING, HE IS REQUIRED TO DELIVER WRITTEN REQUESTS FROM THE HOLDERS OF AT LEAST TEN PERCENT (10%) OF ALL THE VOTES ENTITLED TO BE CAST FOR THE ELECTION OF DIRECTORS, INCLUDING HIS OWN.  ONCE THE SPECIAL MEETING HAS BEEN CALLED, HE WILL THEN SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF DIRECTORS TO BE DESCRIBED THEREIN.

PLEASE JOIN MR. DIGIANDOMENICO IN REQUESTING THAT CLEARSIGN CALL A SPECIAL MEETING AND SHOW ITS BOARD OF DIRECTORS (THE “BOARD”) THAT SHAREHOLDERS WANT TO HAVE THEIR VOICES HEARD.

Why You Were Sent This Solicitation Statement

Anthony DiGiandomenico (Mr. DiGiandomenico, “he” or “him”) is the beneficial owner of an aggregate of 112,733 shares of common stock, $.0001 par value per share (the “Common Stock”), of ClearSign Combustion Corporation (“ClearSign” or the “Company”), representing approximately .0042% of the Company’s outstanding shares.  Mr. DiGiandomenico is an investment banker, being a principle of MDB Capital Group LLC (“MDB”).  MDB has acted as an investment banking firm for ClearSign in the past, including the initial public offering transaction of the Company in April 2012 and a rights offering concluded in January 2017.

Mr. DiGiandomenico is concerned about the leadership of the Company. He believes that others share his concern. He has had discussions with management about the changing of or adding to the directors and re-evaluating management.  He believes that the shareholders must act now, rather than wait for the annual meeting to propose new directors. He, with the support of the other shareholders, will seek to call the special meeting to give shareholders the opportunity to consider new directors to lead the Company.

Mr. DiGiandomenico would like to bring in new directors and an interim CEO to initially review the Company’s business and technology.  A summary of his plan is set forth below, which would be scheduled to take place within 90 days after the special meeting if he is successful in changing the Board.

•

Assess and optimize go-to-market strategy:

™

Visit key customers to quantify the existing market opportunities in key verticals: assess the probability of win, timing, support required, pricing/costs.

™

Create numbers driven business cases and prioritize existing market opportunities by product(s) and geography (China versus the United States versus other markets): assess and quantify current product/technology readiness, scalability and lifecycle cost.

™

Assess the IP portfolio and establish strengths and weaknesses: create “directed” invention action and create plans to circumvent weaknesses.

™

Assess and optimize business model: products versus components versus licensing.

™

Optimize and streamline executive team.

™

Focus on the vital few (top three) product opportunities: commercialize and scale in 2019.

•

Assess and optimize three years business and technology roadmap (if it exists) – create one if it does not exist;

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Create Company’s operating plan for 2019;

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Optimize investor messaging strategy and implement key elements immediately;

•

Initiate search for a CEO with skills and experience in line with the above strategy; and

•

Initiate search for new long term board members and a plan to have term limits for all board members moving forward.

Although the stock price of any company is affected by many things, including general market conditions, the ClearSign common stock price per share is currently approximately $ 1.57 as of December 4 , 2018, which is below the IPO price per share of $4.00, and a high of approximately $11.14 near the end of 2013.  Since its high, the stock has shown a steady downward trend.

Mr. DiGiandomenico believes it is critical for shareholders ( the Company’s owners) to be able to “take back the company” by having the opportunity to vote for new directors , some of which may also be shareholders (owners).

Accordingly, Mr. DiGiandomenico is asking you to help request that the management of ClearSign call a special meeting of shareholders of the Company for the following purposes:

(i)

to remove the five current directors, from the board of directors, and any person, nominated, appointed or elected to the board of directors to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal (“Removal Proposal”);

(ii)

to consider five persons as nominees as directors to replace the current board of directors who are removed to serve as directors on the board of directors until the 2019 annual meeting of shareholders and until their respective successors are duly elected and qualified, in opposition to the Company’s director nominees, if any (“Nominee Proposal”);

(iii)

To approve the repeal of each provision or amendment to the Company’s articles of incorporation and by-laws since November 14, 2011, the last date that both the certificate of incorporation and by-laws were filed publicly with the Securities and Exchange Commission, that is or has been adopted by the board of directors (and not by the shareholder of the Company) subsequent to November 14, 2011 (“Amendment Proposal”);

(iv)	To vote for the ratification of the appointment of Gumbiner Savett Inc. as our independent registered public accounting firm for the year ending December 31, 2018 (“Accountant Approval Proposal”); and

(v)

to transact such other business as may properly come before the special meeting (items (i) through (iv) above, the Removal Proposal, Nominee Proposal, Amendment Proposal and Accountant Approval Proposal are collectively referred to as the “Proposals”).

Notwithstanding the above purposes, Mr. DiGiandomenico, at the time of the solicitation of proxies for the special meeting, he may have to adjust the foregoing specific Proposals , to change the persons to be removed from the board of directors in the first instance and add to or remove parts of some or all of the Proposals in response to competing proxy solicitations and changing considerations, within the overall context of the Proposals and special meeting .

This Solicitation Statement and the accompanying WHITE request card are being furnished to holders of the Common Stock.

At this time, Mr. DiGiandomenico is only soliciting your written request to call the special meeting. He is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, he will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Section RCW 23B.07.020 of the Washington Business Corporations Act (the “WBCA”) provides that a special meeting of shareholders of a public company shall be called upon delivery to the corporation’s secretary of one or more written demands for the meeting, describing the purpose or purposes for which it is to be held, by the holders of not less than ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, unless otherwise limited or denied by the Articles of Incorporation.  The ClearSign Articles of Incorporation do not contain any limiting provision.  The by-laws of ClearSign have a provision stating that a special meeting may be called by not less than twenty-five percent (25%) of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, but that provision in the by-laws is not legal under the WBCA for a public company.  The WBCA is very clear that a public company can have a higher percentage as a limiting factor on calling a special meeting only if it is in the Articles of Incorporation.

As of the close of business on _________, 2018, Mr. DiGiandomenico, beneficially owned, and had the right to vote, 112,733 shares of the Common Stock, representing approximately .0042% of the outstanding Common Stock of the Company.

Pursuant to Section RCW 23B.07.020 of the WBCA, the record date for determining the shareholders entitled to demand a special meeting shall be the first date on which a signed written request is delivered to the Company.  Mr. DiGiandomenico anticipates delivering a signed written request to the Company’s principal place of business on [_______], 2018 which will be deemed the record date (the “Record Date”).  In order for the request to call a special meeting to be effective, the Company must receive properly completed and unrevoked written requests signed by a sufficient number of shareholders as of the Record Date. Consequently, it is anticipated that by [_______], 2018, Mr. DiGiandomenico will need to deliver properly completed and unrevoked written requests to call the special meeting from holders of at least ten percent (10%) of the shares of Common Stock outstanding as of the close of business on the Record Date.

This Solicitation Statement and the accompanying WHITE request card are first being distributed to shareholders on or about [_________], 2018.  Requests to call a special meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to Mr. DiGiandomenico, as set forth below.

THIS SOLICITATION IS BEING MADE BY MR. DIGIANDOMENICO AND NOT ON BEHALF OF THE COMPANY’S BOARD.  AT THIS TIME, MR. DIGIANDOMENICO IS NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS. HE IS ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.  AFTER THE SPECIAL MEETING HAS BEEN CALLED, HE WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS.  YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. MR. DIGIANDOMENICO URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE REQUEST CARD TO CALL A SPECIAL MEETING AS PROMPTLY AS POSSIBLE.

WE URGE YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD THAT MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED WHITE REQUEST CARD TO MR. ANTHONY DIGIANDOMENICO, IN CARE OF MDB CAPITAL, 2425 CEDAR SPRINGS ROAD, DALLAS, TEXAS 75201 , OR TO THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

IMPORTANT

IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE REQUEST CARD TO MR. ANTHONY DIGIANDOMENICO, IN CARE OF MDB CAPITAL, 2425 CEDAR SPRINGS ROAD, DALLAS, TEXAS 75201 IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. THIS WRITTEN REQUEST MUST BE DELIVERED TO MR. DIGIANDOMENICO.  ALSO MR. DIGIANDOMENICO URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO MR. ANTHONY DIGIANDOMENICO, CARE OF MDB CAPITAL GROUP LLC, 2425 CEDAR SPRINGS ROAD, DALLAS, TEXAS 75201, SO THAT HE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED. YOU CAN ALTERNATIVELY FAX THE COPY TO 1-310-526-5020 OR EMAIL IT TO D@MDB.COM .

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR WHITE REQUEST CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT MR. DIGIANDOMENICO AT THE ABOVE ADDRESS OR CALL HIM AT 1-310.526.5000, OR EMAIL HIM AT D@MDB.COM .

SHAREHOLDERS DESERVE TO HAVE A NEW OPPORTUNITY TO EVALUATE THE BOARD OF DIRECTORS AND CONSIDER NEW DIRECTORS TO LEAD THE COMPANY.  MR. DIGIANDOMENICO IS THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING TO CONSIDER NEW DIRECTORS.  ONLY AFTER THE SPECIAL MEETING IS CALLED, WILL SHAREHOLDERS BE ASKED TO VOTE ON THE REMOVAL OF SOME OR ALL OF THE CURRENT DIRECTORS AND TO VOTE ON THE PROPOSED NEW DIRECTORS TO FILL ANY VACANCIES ON THE BOARD BY REASON OF THE REMOVAL.

Mr. DiGiandomenico is seeking your support to request that the Company call a special meeting of shareholders, in accordance with the applicable provisions of the Articles of Incorporation, bylaws and WBCA. If he is successful in the solicitation of written requests, and the special meeting of shareholders is called and held, Mr. DiGiandomenico expects to present, at the special meeting, two or more director nominees to replace some or all of the directors that he will propose to be removed. During the process of this solicitation, and in discussions with the current board of directors, the actual number of persons that will be proposed to be removed will be considered and accordingly, to the extent removed, there will be replacement director nominees presented to the shareholders.

PAST CONTACTS

The following is a chronology of events leading up to the current solicitation:

Mr. DiGiandomenico has been involved with ClearSign since before the initial public offering of the Company in April 2012, when MDB a limited liability company of which he was then and still is a principle, was engaged as the placement agent and then underwriter for the purpose of raising growth capital for the Company.  Since 2012 Mr. DiGiandomenico and MDB acted as placement agent or underwriter for a total in excess of $40 million.  Mr. DiGiandomenico was also helpful in introducing the Company to National Securities Corporation which completed an underwritten public offering of equity in the amount of $11.9 million in February 2018.

In connection with the February 2018 underwriting, Mr. DiGiandomenico was concerned that the board of directors of the Company needed to be strengthened with additional persons with business experience that could be useful in the governance of the Company.  At his suggestion, the board of directors was expanded and Susanne Meline was appointed to the board.  Ms. Meline brought restructuring and investment banking expertise to the Company.  At that time, Mr. DiGiandomenico also hoped that there would be further changes in the members of the board of directors to guide the Company.   Mr. DiGiandomenico also expressed his hope that there would be further changes in the Company’s governance, including refreshing the members of the Board and separating the positions of Chief Executive Officer and Chairman.

Starting in September 2018, Mr. DiGiandomenico become increasingly concerned whether or not the current management of the Company is able to implement a business plan that will yield shareholder value to the owners of the Company, especially considering the amount of capital raised since the IPO in 2012.

On Friday, September 21, 2018, Mr. DiGiandomenico wrote an email to several of the members of the board of directors, Scott Isaacson, Jeff Ott, Stephen Pirnat, Robert Hoffman, Lon Bell and Susanne Meline, copying Louis Basenese of the Company and his counsel asking for a “board refresh.” The email indicated that he and other shareholders had lost faith in the management of the Company, and he was concerned that the Company was failing to achieve commercial success under the management after so many years and so much funding. In the email, Mr. DiGiandomenico suggested that Mr. Ott and Mr. Isaacson step down from the board of directors and appoint Mr. Alex Tokman, Mr. Manuel Menendez and himself to the board.  Mr. DiGiandomenico noted that Mr. Menendez, an employee of the firm, had particular expertise in relation to the China based business that the Company was pursuing.

On Thursday, September 27, 2018, ClearSign and Mr. DiGiandomenico entered into a confidentiality agreement to enable the Company to share confidential information with Mr. DiGiandomenico.

On Friday, September 28, 2018, Mr. DiGiandomenico initiated a telephone call with Mr. Lon Bell and Ms. Susanne Meline in which Mr. DiGiandomenico asked for the resignation of current board of director members.  Mr. Bell and Ms. Meline told Mr. DiGiandomenico that he should be patient because Company management would reflect some changes in a few days. Subsequently, Mr. Jeff Ott resigned from the board of directors for personal reasons and Mr. Stephen Pirnat tendered his resignation as an executive officer of the company, but continuing on the board of directors as a director, both of which were disclosed in a Current Report of the Company filed on October 1, 2018.

Also, on Friday, September 28, 2018, Mr. DiGiandomenico wrote an email to Susanne Meline, Robert Hoffman and Lon Bell and copied Alexander Tokman, introducing Mr. Tokman to these members of the board of directors and asking them to reach out to make Mr. Tokman’s acquaintance. Mr. DiGiandomenico described the background of Mr. Tokman, which included that he was a disruptive technology management expert in small and large companies and that he build the PET/CT business at General Electric Company from an academic idea to a billion dollar enterprise.

On Thursday, October 4, 2018, Mr. Bell wrote an email to Mr. DiGiandomenico indicating that he had had a call with Mr. Tokman and thought that Mr. Tokman might be helpful to the Company.  He said that he would talk to others at the Company about the role that Mr. Tokman might take in the Company.

On Friday, October 5, 2018, Mr. DiGiandomenico wrote an email to Lon Bell, in response to the email of Mr. Bell’s on October 4, 2018, indicating that the board of directors was fretting over issues that was delaying making a decision.  Mr. DiGiandomenico stated that the shareholders should decide on new directors at a special meeting for that purpose.

On Thursday, October 18, 2018, Mr. DiGiandomenico instructed his attorneys, Golenbock Eiseman Assor Bell & Peskoe LLP to prepare the materials. Including this solicitation, as is necessary to call a special meeting.

On Tuesday, October 23, 2018, Ms. Meline had a telephone conversation with Mr. DiGiandomenico during which he reiterated his opinion that it was necessary for the Board to undertake a complete evaluation of the Company’s strategy and that current Board members either did not have the requisite experience in this area or time available for this endeavor. Mr. DiGiandomenico offered to serve on the Company’s Board along with Mr. Tokman in order to assist with the process. Ms. Meline sent a follow up email to Mr. DiGiandomenico stating that she would share his concerns with other Board members.

On Wednesday, October 24, 2018, during the afternoon, Mr. DiGiandomenico had conversations with a proxy solicitation firm to act as the solicitation agent in connection with the request for shareholder special meeting request tallying and communications.

On Wednesday, October 24, 2018, at 9:26 PM (NYC Time) Mr. Robert Hoffman wrote an email to Mr. DiGiandomenico.  In the email, Mr. Hoffman raised many points about his position:

(1)

He stated that he was incented for ClearSign to be successful. Under the SPV structure, he will make modest compensation for modest share price appreciation, but will be rewarded handsomely if the stock price gets to the double digits. The SPV is structured to be a shareholder of ClearSign for five years.  He stated that his decisions as a board member will have “…little to do with the short term price of the stock and everything to do with the long term success of the company.”

(2)

He has been a board member for only three months during which he attended one board meeting. Another meeting of the board is scheduled, where one of the proposals will be to develop a compensation plan for employees.

(3)

A pressing issue facing the Company is to replace Mr. Stephen Pirnat, the CEO of the Company that has tendered his resignation.

(4)

 He stated that the past capital raises of the Company were of little relevance to him. He said that his concern was where the Company stood today, suggesting the Company had technology that has three years of proven success and a pipeline full of commercial interest, the energy market was conducive to cap ex spending in the market verticals relevant to the Company and a regulatory environment that was being clarified.

(5)

He stated that he had four constituencies that he was concerned about, and the price of the share being the least of his concerns.  The four constituencies were (a) clients/prospects, (b) Company leadership; (c) the internal talent of the Company, and (d) the shareholders. His position is that a public board contest will be disruptive, and may hinder the CEO executive search efforts.

(6)

He stated that as owner of the 20% of the Company he thought the shareholders would side with him. He also said that he had had a call with Jim Simmons who represents a 5% ownership, and he has no interest in what Mr. DiGiandomenico was proposing.

(7)

He stated that he believed that a new CEO would be in place around the new year.

(8)

He stated that he believed that the forum for a change in directors was the annual meeting.  He indicated that in his opinion, what Mr. DiGiandomenico was proposing would be deleterious to the healing of ClearSign, and what Mr. DiGiandomenico would be doing was “…burning down the house.”  He suggested that if he thought that was the right course, he would have been the one to pursue it.

Also, on or about Wednesday, October 24, 2018, Mr. Pirnat spoke to Mr. DiGiandomenico by telephone. Mr. Pirnat asked Mr. DiGiandomenico what specific actions the Board would have to take to avoid a call for a special meeting. Mr. DiGiandomenico said that Mr. Pirnat would have to immediately resign as the Chief Executive Officer and that Mr. Isaacson would have to immediately resign as a director.  Mr. Digiandomenico told him that they should do this because they had been at the Company since inception and had not been able to achieve any material success for the shareholders.  Mr. Pirnat responded that that was one way of looking at it.  Mr. DiGiandomenico asked why Mr. Isaacson refused to resign.  Mr. Pirnat said he feels he has a fiduciary responsibility to protect the “company” from Mr. DiGiandomenico.

On Thursday, October 25, 2018, at 12:39 AM (NYC Time) by email from Mr. DiGiandomenico to Mr. Hoffman, which was copied to Ms. Meline and Mr. Bell, Mr. DiGiandomenico confirmed that the above points expressed by Mr. Hoffman were his position and was clarifying. Mr. DiGiandomenico stated that this request for a special meeting would be filed on Monday.

On Thursday, October 25, 2018, at 9:21 AM (NYC Time) Mr. Hoffman responded to Mr. DiGiandomenico, copying Ms. Meline and Mr. Bell, suggesting that he would like to figure out a way to avoid a public fight that he suggested would be deleterious to ClearSign on a number of fronts. He also asked Mr. DiGiandomenico to enumerate his goals. Then at 11:07 AM (NYC Time) Mr. Hoffman wrote again to Mr. DiGiandomenico indicating that he was travelling much of the day, and he would try to call Mr. DiGiandomenico later in the day. Mr. Hoffman also stated in this second email that “…it would be helpful to have a framework for our discussion.”

On Thursday, October 25, 2018, at approximately 11:10 AM (NYC Time) Mr. DiGiandomenico spoke to Steve Simmons, a portfolio manager at ICM Financial by telephone, in which it was discussed the plan that Mr. DiGiandomenico was offering, and that he was in agreement with it.

On Thursday, October 25, 2018, at 11:25 AM (NYC Time) Mr. DiGiandomenico responded to the email sent by Mr. Hoffman on October 24, 2018, copying Mr Bell and Ms. Meline, indicated that in terms of the basic points he raised, Mr. DiGiandomenico was in agreement with Mr. Hoffman, but there were details where there were differences. Mr. DiGiandomenico indicated the following:

(1)

 The Company needs to undergo a complete evaluation, development of a business case and strategy. Mr. DiGiandomenico suggested that Mr. Bell was particularly capable of doing such an evaluation. After this, a CEO should be selected.

(2)

He suggested that Alex Tokman is a top gun executive, and could serve as interim CEO.

(3)

He iterated that he believed he would have the support of the shareholders to hold the special meeting and at a special meeting effect change as he was offering, including putting Mr. Tokman and himself on the board of directors.

On Friday, October 26, 2018, Mr. Hoffman sent an email to Mr. DiGiandomenico indicating that he had attempted to reach him by telephone but had been unsuccessful. The email stated that Mr. Hoffman and the other directors had spoken and he believed that he had a solution to Mr. DiGiandomenico’s concerns that would allow the two of them to work together. Mr. Hoffman ended the e-mail with the statement, “. . . after all, if we go down the road of a proxy fight, not only would the company waste precious resources, but from your perspective, even if you were to win, such a victory would not take place until mid to late January.”

On Friday, October 26, 2018, Mr. Hoffman sent Mr. DiGiandomenico a second email, indicating that he wanted to speak to Mr. DiGiandomenico about possibly becoming a director.

On Sunday, October 28, 2018, Mr. DiGiandomenico had a further telephone conversation with Mr. Hoffman, continuing to discuss the transition of the Company to a new Chief Executive Officer, the qualifications and experience that would be desirable for that officer position and new directors, the strategy for the business, and the Company’s timing for the next annual meeting.

On Monday, November 5, 2018, Mr. DiGiandomenico sent an email to Mr. Hoffman, which was copied to Ms. Meline and Dr. Bell, asking him to get in touch with Mr. Tokman.

On Tuesday, November 6, 2018, Mr. DiGiandomenico contacted Ms. Meline to let her know that he planned to file his solicitation statement at the end of the week unless the Company announced substantial management changes.

On Friday, November 9, 2018, Mr. DiGiandomenico filed his solicitation documentation for the request of the shareholders for a special meeting, which would call for a special meeting to remove the current board and consider five new persons to be the board of directors if elected at the meeting.

On Monday afternoon, November 12, 2018, Mr. DiGiandomenico wrote an email to Mr. Hoffman, copying Messrs. Pirnat, Bell, Isaacson, and Deutsch and Ms. Meline, in which Mr. DiGiandomenico offered to work for a non-proxy solution.  He suggested that the board appoint Mr. Tokman, Mr. Jim Simmons and himself to the board and have a amicable transition at the next AGM.  He further suggested that the Company taking action to counter his solicitation for a special meeting was “…not good for anyone. Not yourselves, the company or the shareholders.”

On Tuesday, November 20, 2018, at 12:34 PM, Mr. Hoffman wrote an email to Mr. DiGiandomenico, asking him for a settlement proposal.  He also indicated that Ms. Meline and Mr. Bell and himself had spent time talking to Mr. Tokman, and he had sent Mr. Tokman’s resume to the NASD which was coordinating the Company’s board search. Mr. Hoffman wanted to share his impressions of Mr. Tokman over the phone.

Mr. DiGiandomenico initially responded to Mr. Hoffman on Tuesday, November 20, 2018 at 12:39 PM declining to provide the terms of a settlement since one had been suggested on Tuesday, November 12, 2018. Later on Tuesday, at 2:01 PM, he sent another email to Mr. Hoffman, copying Messrs. Simmons, Bruce Pate and Bell, and Ms. Meline, reiterating his fundamental suggestion made Monday, November 12, 2018, in which he asked that Messrs. Tokman and Simmons and himself be appointed to the board of directors. He repeated that he was willing to talk to an appointed board person about a resolution of the situation on the basis of his reiterated fundamental request.  He also stated that in his opinion the search for a new chief executive officer should be conducted by the board and not relegated to a third party, which was indicated by passing Mr. Tokman’s resume to the NASD.

On November 26, 2018, Mr. DiGiandomenico sent a letter to the Company requesting a copy of the shareholders list of record holders and requested that the Company provide him with copies of the Objecting Beneficial Owners and Non-Objecting Beneficial Owners, as would be provided by Broadridge Financial Solutions Inc. As of the filing of this document, the Company has not provided these lists, which are necessary for Mr. DiGiandomenico to effect his contact with the shareholders of the Company to obtain their request for a special meeting.

POTENTIAL CONSEQUENCE OF A CHANGE OF DIRECTORS

The calling of a special meeting will cause the Company to expend time and effort on the calling of the special meeting. Mr. DiGiandomenico does not believe that this will be significant, as the cost of holding the meeting itself and responding to the shareholders’ request for a special meeting should not be expensive.  Asking for a special meeting does not require the Company to make any solicitation to dissuade shareholders from exercising their right under the by-laws and the WBCA. The Company taking action to dissuade shareholders will cost the Company a considerable amount.  Mr. DiGiandomenico is paying for his solicitation to obtain from the shareholders their requests for a special meeting.

Mr. Hoffman, one of the five directors of the Company, has his position on the board by reason of the Company entering into a voting agreement, dated as of July 20, 2018, as partial consideration for clirSPV LLC’s $11.7 million equity investment in the Company.  The voting agreement provides that, after the investment is made and while clirSPV LLC owns beneficially (a) at least three million shares of Common Stock (as adjusted for any stock split, stock dividend or any subdivision of the Common Stock, or any other reclassification or other similar recapitalization), which 3,000,000 number currently represents only 11.25% of the outstanding shares as of November 13, 2018 , or (b) a lesser number of shares of Common Stock which then constitutes at least 10% of the outstanding Common Stock , then at each annual meeting of the stockholders of the Company or at any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected, or whenever such action is to be taken by written consent for such purposes, the Company agrees to nominate for election one individual designated by clirSPV LLC.  If Mr. Hoffman is removed and the Company does not take action to nominate a clirSPV LLC representative at a shareholder meeting at which there will be an election of directors, then there may be a violation of the Company’s agreement with clirSPV LLC. The agreement will not be violated by the calling of a special meeting or this solicitation by Mr. DiGiandomenico.

It is stated in the Company solicitation material filed with the SEC on November 19, 2018, that if all of the members of the current board of directors are removed and replaced, the change of control of the board of directors may trigger certain change of control payments under the Company’s material agreements with its employees and executive officers, including the automatic vesting of certain stock options held by the Company’s executive officers. The Company did not quantify the effect of this possibility. As all these agreements are not filed with the SEC and available publicly, Mr. DiGiandomenico cannot comment on this statement.  Mr. DiGiandomenico points out that the automatic vesting may or may not be an issue for shareholders.  It is usually only upon exercise of an option that there is actual dilution to the shareholders, which should be balanced against whether or not there is an exercise price paid in cash, and the difference of that payment versus the current market value of the stock.

The shareholders are encouraged to evaluate whether or not management’s and the current board’s decision to incur the costs of trying to dissuade the shareholders from calling a special meeting is a prudent expense of the Company. Separately, whether the Company should expend funds to counter any proposals of the shareholders at a special meeting should also be evaluated.  Additionally, the shareholders should consider the effect, if any, that provisions in outstanding agreements may result in an expense to the Company because of a change in board control. Shareholders should also be aware that Mr. Pirnat has tendered his resignation, but they should consider whether or not other executives will be terminated by a different board of directors, which may trigger separation payments.

THE SPECIAL MEETING

Shareholders deserve the opportunity to reconsider the management of the Company and consider new directors.  At this time, Mr. DiGiandomenico is only soliciting your request to call the special meeting to vote on proposed new directors and related issues. He is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, he will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Mr. DiGiandomenico is soliciting written requests to have the Company call a special meeting of shareholders pursuant to the Articles of Incorporation, as amended, the by-laws and the WBCA.  He is furnishing this Solicitation Statement and the WHITE request card to enable you and the Company’s other shareholders to support us in requesting the special meeting be called and held. For the special meeting to be properly requested in accordance with the Articles of Incorporation, by-laws and WBCA, written requests in favor of calling the special meeting must be executed by the holders of not less than ten percent (10%) of all votes entitled to be cast on any issue contemplated to be considered at the proposed special meeting.

According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, as of November 8 , 2018, there were 26,660,980 shares of Common Stock outstanding. Based on such number, and the fact that Mr. DiGiandomenico already owns in the aggregate 112,733 shares of Common Stock, additional written requests to call a special meeting from holders of an aggregate of at least 2,666,098 shares of Common Stock will be required to request the Company to call the special meeting.  Please complete, sign and return the enclosed WHITE request card as promptly as possible.  The failure to sign and return the WHITE request card will have the same effect as opposing the calling of the special meeting.

In order for his request to call a special meeting to be effective, the Company must receive properly completed and unrevoked written requests signed by a sufficient number of shareholders.  Mr. DiGiandomenico’s objective is to file the request to call a special meeting as soon as possible.   Mr. DiGiandomenico will need to deliver properly completed and unrevoked written requests to call the special meeting from holders of at least ten percent (10%) of the shares of Common Stock entitle to vote and outstanding as of the close of business on the Record Date.   He intends to set [_______], 2018 , as the goal for submission of such written requests.

If Mr. DiGiandomenico is successful in its solicitation of written requests, the Company will be required under the Articles of Incorporation, by-laws and WBCA to call and hold the special meeting.  Upon receipt of the requisite number of written requests from shareholders in favor of calling the special meeting, Mr. DiGiandomenico anticipates delivering such written requests to the Company promptly, together with written notice of the business proposed to be brought before the special meeting pursuant to Section 2.2 of the by-laws and Section RCW 23B.07.020 of the WBCA.

Section 2.4 of the by-laws and RCW 23B.07.050 of the WBCA requires the Company to mail or otherwise deliver notice of the special meeting, stating the time and place of the meeting and the general nature of the business to be considered, to shareholders entitled to vote at the meeting at least ten (10) days before and not more than sixty days before the date of the special meeting.

After the special meeting is called, Mr. DiGiandomenico intends to solicit proxies from shareholders in support of the Proposals by sending you a notice of the special meeting, a proxy statement and a proxy card for use in connection with the special meeting.  At the special meeting, shareholders will be asked to vote “FOR” the Proposals.

Mr. DiGiandomenico expects to request, in any future proxy solicitation relating to the special meeting, authority to (i) initiate and vote for proposals to recess or adjourn the special meeting for any reason and (ii) oppose and vote against any proposal to recess or adjourn the special meeting. He does not currently anticipate additional proposals on any substantive matters. Nevertheless, he reserves the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special meeting. He is not aware of any other proposals to be brought before the special meeting. However, should other proposals be brought before the special meeting, he will vote its proxies on such matters in its discretion.

WRITTEN REQUEST PROCEDURES

Mr. DiGiandomenico is only soliciting your written requests to call the special meeting to vote on the Proposals, including removal of some or all of the current directors and replacing those removed with persons that will be focused on carrying the business forward and achieving shareholder value. In the event the special meeting is called, he will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

By executing a request, a shareholder is requesting the Company to call the special meeting and designating specified persons as the shareholder’s agents and is authorizing the designated agents to (i) request that the Company call the special meeting and hold the special meeting, and (ii) exercise all rights of the holders of shares of Common Stock incidental to calling the special meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect. Please note that written requests to call the special meeting do not grant the designated agent(s) the power to vote your shares of Common Stock at the special meeting and do not commit you to cast any vote in favor or against any proposal to be brought before the special meeting.  To vote on the matters to be brought before the special meeting, you must vote by proxy or in person at the special meeting.

You may revoke your written request to have the Company call a special meeting at any time before the delivery of requests from holders of shares of Common Stock representing in the aggregate, including shares held in the aggregate by Mr. DiGiandomenico, the requisite ten percent (10%) threshold by delivering a written revocation to Mr. DiGiandomenico in care of MDB Capital Group LLC, 2425 Cedar Springs Road, Dallas, Texas 75201 .  Such a revocation must clearly state that your written request to call a special meeting is no longer effective.  Any revocation of a written request to call a special meeting will not affect any action taken by the designated agent(s) pursuant to the written request prior to such revocation.  Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, Mr. DiGiandomenico requests that either the original or photostatic copies of all revocations be mailed or faxed to him, care of MDB Capital Group LLC, 2425 Cedar Springs Road, Dallas, Texas 75201, fax number 310-526-5020 or email at d@mdb.com , so that he will be aware of all revocations and can more accurately determine if and when enough requests have been received from shareholders to call a special meeting.  While Mr. DiGiandomenico urges you not to sign any revocation of a request card that may be sent to you by the Company, if you have done so or do so, you may revoke that revocation of your written request by delivering a later dated WHITE request card to Mr. DiGiandomenico, care of MDB Capital Group LLC, 2425 Cedar Springs Road, Dallas, Texas 75201, fax number 310-526-5020 or email at d@mdb.com or to the principal executive offices of the Company.  If so properly delivered, a later dated WHITE request card will constitute an effective revocation of any earlier-dated written revocation.

Upon receipt of the requisite number of written requests from shareholders in favor of calling a special meeting, Mr. DiGiandomenico anticipates delivering such written requests to the Company promptly.  Only after the special meeting is called, will shareholders be asked to vote on the Proposals.

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a written request or revoke any request previously given with respect to your shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and give instructions for a WHITE request card representing your shares to be signed. Mr. DiGiandomenico urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to him, care of MDB Capital Group LLC, 2425 Cedar Springs Road, Dallas, Texas 75201, fax number 310-526-5020 or email at d@mdb.com so that he will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SOLICITATION OF REQUESTS; EXPENSES

The entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of requests to call the special meeting will be borne by Mr. DiGiandomenico.  In addition to the use of the mails, requests may be solicited by Mr. DiGiandomenico by facsimile, telephone, telegraph, Internet, in person and by advertisements. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and Mr. DiGiandomenico will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Mr. DiGiandomenico estimates that the total expenditures relating to the solicitation of requests to call a special meeting and the solicitation of proxies for approval of the Proposals at the special meeting will be approximately $ 20,000 .  Total cash expenditures to date relating to these solicitations have been approximately $ 2,500 .

If Mr. DiGiandomenico is successful in its solicitation of requests to call a special meeting and in its solicitation of proxies approving the Proposals at the special meeting, he intends to seek reimbursement from the Company for the actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals at the special meeting.  Following the special meeting, Mr. DiGiandomenico will request that the board of directors to approve a reimbursement of the expenses of this solicitation.  Mr. DiGiandomenico does not currently intend to submit such matter to a vote of the Company’s shareholders.

CERTAIN INFORMATION REGARDING THE SOLICITATION PARTICIPANT

The participant in this solicitation is Anthony DiGiandomenico.

Mr. DiGiandomenico is an investment banker, currently one of the principles of MDB.  The principal business of Mr. DiGiandomenico and MDB is that of a broker dealer, undertaking financings for emerging growth companies with disruptive technologies and with unique products or services. Mr. DiGiandomenico and MDB are registered persons with FINRA.  Mr. DiGiandomenico is a citizen of the United States, and MDB is formed as a limited liability company under the laws of the State of Texas. Mr. DiGiandomenico (i) is a director of Cue Biopharma, Inc., an innovative biopharmaceutical company developing biologic drugs for selective modulation of the human immune system, (ii) is a director of Provention Bio, Inc., a clinical state biopharmaceutical company focused on the development and commercialization of novel therapeutics, and (iii) is a director of Endra Life Sciences Inc., a company developing pre-clinical enhanced ultrasound devices.

The address of the principle offices of Mr. DiGiandomenico is 2425 Cedar Springs Road, Dallas, Texas 75201.

As of the date hereof, Mr. DiGiandomenico owns directly 112,733 shares of Common Stock, representing .0042% of the total number of shares of Common Stock, based on 26,631,452 shares of Common Stock outstanding as of August 13, 2018.  Mr. DiGiandomenico may be deemed to own a pro-rata portion of any shares of MDB representative of his ownership of MDB that are not yet distributed; provided however, until actual distribution, Mr. DiGiandomenico does not have any right to vote and dispose of those shares.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I. The shares of Common Stock purchased by Mr. DiGiandomenico were purchased with personal funds.

MDB is an affiliate of Mr. DiGiandomenico, by reason of his ownership of a portion of MDB.  MDB was paid in January 2017, in connection with its services to the Company in respect of a rights offering conducted by the Company in December 2016 and January 2017, the sum of $574,913, of which $60,000 was paid to National Securities Corporation for their participation in the rights offering and Mr. DiGiandomenico received $42,179 of the total amount paid to MDB. MDB did not receive any other payment from the Company in the 2017 fiscal year or to date in the 2018 fiscal year.

Mr. DiGiandomenico is the sole participant, and is funding this solicitation of requests to call a special meeting and will fund the future solicitation of proxies for the special meeting once called.  MDB is not participating in this solicitation. Mr. DiGiandomenico does not have any voting or other authority over any shares of Common Stock of the Company that may be held by MDB or by the other principal of MDB, Mr. Christopher A. Marlett.

Except as set forth in this Solicitation Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the special meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS

The principal executive offices of the Company are located at 12870 Interurban Avenue South, Seattle, Washington 98168.  Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Mr. DiGiandomenico does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule II.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement for its 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”), any shareholder wishing to submit a proposal to be included in the Company’s proxy statement for its 2019 Annual Meeting, must deliver such proposal(s) to the Company’s principal office on or before December 19, 2018.  Shareholder proposals should be mailed to the Corporate Secretary, addressed to our Corporate Secretary at ClearSign Combustion Corporation, 12870 Interurban Avenue South, Seattle, WA 98168.

In addition, according to the Company’s proxy statement for its 2018 Annual Meeting, under the by-laws, any shareholder wishing to nominate a director or bring other business before the shareholders at the Company’s 2019 Annual Meeting, must notify the Company’s Corporate Secretary in writing on or before January 3, 2019 and include in such notice the specific information required under the by-laws.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2019 Annual Meeting is based on information contained in the Company’s proxy statement for its 2018 Annual Meeting.  The incorporation of this information in this Solicitation Statement should not be construed as an admission by MDB that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR COMMON STOCK.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Mrr. DiGiandomenico, in care of MDB Capital Group LLC, 2425 Cedar Springs Road, Dallas, Texas 75201, fax number 310-526-5020 or email at d@mdb.com or telephone 1-301-526, 5000.

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR WHITE REQUEST CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

ANTHONY DIGIANDOMENICO

December , 2018

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

Shares of Common Stock Purchased/(Sold)	Date of Purchase / Sale

Anthony DiGiandomenico

112,733

                                                      February 23, 2018

SCHEDULE II

The following tables are reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on November 19 , 2018.

*****

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of November 13, 2018 (the “Computation Date”), information with respect to each of our directors, each of our named executive officers, all of our directors and officers as a group and shareholders who were known to the Company to be the beneficial owners of more than 5% of the outstanding Common Stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Under these rules, beneficial ownership generally includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire ownership of on or before January 12, 2019 , which is 60 days from the Computation Date . In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our Common Stock that could be issued upon the exercise of outstanding options and warrants that are exercisable on or before January 12, 2019 are considered to be outstanding. These shares, however, are not considered outstanding as of the Computation Date when computing the percentage ownership of each other person.

To our knowledge, except as indicated in the footnotes to the following table and subject to state community property laws where applicable, all beneficial owners named in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership is based on our shares of Common Stock outstanding as of the Computation Date.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership(2)	Percent of Class
Directors and Officers:
Stephen E. Pirnat, Chief Executive Officer and director	444,808(3)	1.6%
Roberto Ruiz, Ph.D., Chief Operating Officer	136,213(4)	0.5%
Donald W. Kendrick, Ph.D., Chief Technology Officer	114,457(5)	0.4%
Lon E. Bell, Ph.D., director	410,079(6)	1.5%
Scott Isaacson, director	109,421(7)	0.4%
Susanne Meline, director	47,038(8)	0.2%
Robert T. Hoffman Sr., Chairperson of the Board	5,812,616(9)	21.8%
All directors and officers as a group	7,086,882(10)	26.5%
5% Shareholder
clirSPV LLC	5,692,397(11)	21.4%

(1)

The address of each officer and director is 12870 Interurban Avenue South, Seattle, Washington 98168.

(2)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is generally assigned to the person holding voting power and/or investment power with respect to securities. With the exception of the securities beneficially owned by our officers and directors and their affiliates, the ownership of the shares of Common Stock listed above were determined using public records.

(3)

Includes options to purchase 322,500 shares of Common Stock and warrants to purchase 8,361 shares of Common Stock which may be exercised on or before January 12, 2019 . Excludes options to purchase 7,500 shares of Common Stock , none of which will vest on or before January 12, 2019 .

(4)

Includes options to purchase 101,500 shares of Common Stock and warrants to purchase 1,840 shares of Common Stock which may be exercised on or before January 12, 2019 . Excludes options to purchase 40,000 shares of Common Stock , none of which will vest on or before January 12, 2019 .

(5)

Includes options to purchase 55,624 shares of Common Stock and warrants to purchase 4,000 shares of Common Stock which may be exercised on or before January 12, 2019 . Excludes options to purchase 49,376 shares of Common Stock , none of which will vest on or before January 12, 2019 .

(6)

Includes warrants to purchase 35,336 shares of Common Stock which may be exercised on or before January 12, 2019 .

(7)

Includes warrants to purchase 8,242 shares of Common Stock which may be exercised on or before January 12, 2019 .

(8)

Includes warrants to purchase 4,545 shares of Common Stock which may be exercised on or before January 12, 2019.

(9)

GPCLIRSPV LLC, the managing member of clirSPV LLC, has voting and investment power over the Common Stock. Mr. Hoffman is the managing member of GPCLIRSPV LLC. GPCLIRSPV LLC and Mr. Hoffman each disclaim beneficial ownership over the Common Stock. The total includes 110,519 shares of Common Stock held in an IRA account and warrants to purchase 9,700 shares of Common Stock that may be exercised on or before January 12, 2019.

(10)

Includes 12,250 shares beneficially held by the Company’s interim Chief Financial Officer who is not a named executive officer .

(11)

This amount represents 5,213,543 shares of issued and outstanding Common Stock and 478,854 shares of Common Stock that clirSPV LLC has the right to purchase pursuant to the terms of the Stock Purchase Agreement entered into on July 12, 2018. The right to purchase will expire on February 1, 2019. The address of clirSPV LLC is 119 Warren Avenue, Third Floor, Spring Lake, New Jersey 07762.

As of November 13, 2018, 26,660,980 shares of the Company’s Common Stock were outstanding.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED DECEMBER 6 , 2018

WRITTEN REQUEST

OF SHAREHOLDERS OF CLEARSIGN COMBUSTION CORPORATION

SOLICITED BY MR. ANTHONY DIGIANDOMENICO

TO CALL A SPECIAL MEETING OF SHAREHOLDERS OF

CLEARSIGN COMBUSTION CORPORATION

THIS SOLICITATION IS NOT BEING MADE ON BEHALF OF CLEARSIGN COMBUSTION CORPORATION

Each of the undersigned hereby constitutes and appoints [Anthony DiGiandomenico and ________], with full power of substitution, the agent of the undersigned (said agent, together with each substitute appointed, if any, collectively, the “Designated Agents”) in respect of all shares of common stock, $.0001 par value per share (the “Common Stock”), of ClearSign Combustion Corporation (the “Company”) owned by each of the undersigned to act to call a special meeting of the shareholders of the Company at which meeting it will be proposed (i) to remove the five current directors, (ii) to elect five new directors from persons proposed by Mr. DiGiandomenico, and (iii) to take other actions to maintain the integrity of the process of removal and election of directors , and such other proposals that are related thereto is may be proposed by Mr. Anthony DiGiandomenico.

The exercise of any and all rights of each of the undersigned incidental to calling the special meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the special meeting or at any other shareholders meeting.

The undersigned hereby authorizes and designates the Designated Agents to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.

This request supersedes, and the undersigned hereby revokes, any earlier dated revocation which the undersigned may have submitted to Mr. Anthony DiGiandomenico, the Company or any designee of either.

Print Name: ______________________________________________________________

Signature: _______________________________________________________________

Signature (if held jointly):____________________________________________________

Title (only if shares are held by an entity):_______________________________________

Number of shares of common stock held:

Number of shares held of record: _______________________________________

Number of shares held beneficially: ____________________________________

Dated: _________________________________________________________________

Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person. This demand will represent all shares held in all capacities.

PLEASE COMPLETE, SIGN, DATE AND MAIL

IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS PROMPTLY AS POSSIBLE